

Rob OConnor · 3rd

Innovative Web Software Developer **-** Using the latest web technologies to deliver exciting products

Fort Lauderdale, Florida, United States · 305 connections ·

Contact info

 Bank of America

Princeton University

Experience


Senior Frontend Developer
Bank of America · Contract
Apr 2020 – Present · 10 mos
London, England, United Kingdom

Lead Front-end Software Engineer - responsible for design and implementation of internal web applications for network management. Front-end software built using Angular2+.


Lead Software Developer
Roomongo.com · Contract
Oct 2016 – Present · 4 yrs 4 mos
Boulder, Colorado, United States

Responsible for full system design and implementation of exciting hotel and vacation property booking site. Implemented with React, AngularJS/Angular 2+, NodeJS, MySQL, REST, Elastic Beanstalk, Lambda, AWS.


Lead Software Developer
Thomson Reuters / Refinitiv · Full-time
Aug 2012 – Mar 2020 · 7 yrs 8 mos
New York City Metropolitan Area

Lead Front-end Software Engineer - responsible for design and implementation of client-facing web applications with financial news and information. Also responsible for middleware, built to send proxy requests from the client to proprietary back-end databases. Front-end software built using AngularJS/Angular2+/React. Back-end software built using C# and NodeJS.


Vice President Information Technology
Travelscream · Full-time
Jan 2004 – Feb 2012 · 8 yrs 2 mos

Responsible for development of Travelscream.com web site, including all major functionality


Software Architect / Lead Developer
Active Currents
1999 – 2003 · 4 yrs

Responsible for development of early online travel reservations web site, SaaS central reservations management solution

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Education


Princeton University
BA, Politics
1987 – 1991

Skills & endorsements

E-commerce · 13

 Endorsed by **5 of Rob's colleagues at Travelscream**

Social Media Marketing · 7

Endorsed by **2 of Rob's colleagues at Travelscream**

CSS · 7

Lisa Miniter and 6 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (4)


Maria Rally
Writer/Editor - Words, Words, Words | Animal Rights Activist - BeastSavers
November 19, 2012, Rob was senior to Maria but didn't manage directly

Confident, calm, friendly, and unfailingly helpful, Rob is a pleasure to work with. I had to rely on his expertise in product development, training, and problem-solving a great deal for several years as Content Manager at Travelscream, and he was always happy to help and quick to address every issue without drama. I I... See more

Interests


Venturi Ltd
55,502 followers


Bazaarvoice
37,196 followers


Social Media in Travel
30,898 members


.NET Developers
295,065 members


Bank of America


Princeton University





1,634,916 followers

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